EV Solar Kits LLC



ANNUAL REPORT

5609 Tura Lane, 2

Austin, TX 78721

(330) 321-6863

https://www.evsolarkits.com/

This Annual Report is dated March 26, 2024.

BUSINESS

EV Solar Kits LLC (the "Company") is a Texas Limited Liability Company, formed on August 10, 2021.

EV Solar Kits has designed solar charging kits for electric vehicles. We aim to provide electric vehicle ("EV") customers and automobile owners with enhanced range, our kits are designed with roof-installable solar charging panels, optional extendable panels, and a battery that helps facilitate energy transfer from the panels to the EV's existing battery. As a roof-installable solution, these kits are designed to charge while driving. For the long-haul traveler, extendable panels can help provide additional solar panel surface area coverage for idled EVs.

Currently pre-revenue and with a functional prototype, we have stopped accepting pre-orders for three of our four kits and expect to fulfill these orders in Q2 2025. We currently have an engineering partner who was hired to help us complete prototypes and will work to locate a manufacturer to fulfill these and future product orders.

We intend to generate revenue by selling our portable solar charging kits for electric vehicles via our website or via partnerships with distributors. In the future, we may explore licensing opportunities for our kit designs and generate revenue through royalties. For example, we may license either the design of the kit to one or multiple strategic partners who will have the freedom to manufacture and distribute kits to customers, while we earn a royalty for each kit sold.

IP Information:

The company has submitted an application to the USPTO for protection of its solar kit.

Application ID: 63/380,001

Title: Electric Vehicle Solar Kit

Description: Systems for electric vehicle solar kits as well as methods for their manufacture, use, and installation.

File Date: October 18, 2022

Grant Date: N/A

Country: USA

Previous Offerings

Type of security sold: CrowdNote

Final amount sold: $67,301.00

Use of proceeds: Engineering and Administrative expenses.

Date: March 06, 2023

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Engineering and Administrative expenses.

Date: October 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $20,000.00

Use of proceeds: Engineering and Administrative expenses.

Date: April 29, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $60,000.00

Use of proceeds: Engineering and Administrative expenses.

Date: April 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $40,000.00

Use of proceeds: Engineering and Administrative expenses.

Date: April 21, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

The company can operate for roughly 2-3 years without generating revenue due to its minimal overhead expenses.

Foreseeable major expenses based on projections:

The Company foresees manufacturing, engineering, and design modifications as being the major expenses. Additional engineering costs would be a range of 25-50k and setting up our manufacturing process includes purchasing tooling and batch building set-up which requires a possible investment of $50-100k.

Future operational challenges:

The Company foresees challenges during design manufacturing and issues with vehicle compatibility.

Future challenges related to capital resources:

The Company anticipates the following challenges as it ramps up scale and production: manufacturing resources, deposits, upfront capital for vendors, and tooling costs.

Future milestones and events:

As the Comapny anticipates beginning manufacturing this year, the Company anticipates that the manufacturing process will take time to build out for big-batch production. The Company also anticipates that it will experience electrical and technical issues.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $143,969.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Ben Roklen

Jonathan Ben Roklen's current primary role is with Amazon. Jonathan Ben Roklen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Manager, Principal Accounting Officer

Dates of Service: September, 2023 - Present

Responsibilities: My role as manager involves all aspects of running the company, to include raising capital, product advancement/marketing and engineering development. Jonathan does not currently receive salary compensation for this role and also currently has other full-time roles not at the company. Please review the Risk Factors section of our materials for further information as to how this may affect the business. At this time, while the founder and CEO have dedicated over 20 hours a week at the business and treated this business as a top priority during the initial launch of the company, the capital needs of the business have necessitated splitting time and continuing to generate side income to afford living expenses. The CEO has done this through his role at Amazon which requires 40 hours a week. A successful capital raise would allow the business to expand and allow the CEO to focus on securing manufacturing contracts with vendors and transition to a full-time role when the contracts have been finalized.

Other business experience in the past three years:

Employer: Amazon

Title: Supply Chain Manager

Dates of Service: November, 2023 - Present

Responsibilities: Jonathan manages the supply chain for different vendor services.

Other business experience in the past three years:

Employer: Tik Tok

Title: Supply Chain Manager

Dates of Service: February, 2023 - November, 2023

Responsibilities: Data center supply chain manager

Other business experience in the past three years:

Employer: Meta

Title: Supply Chain Manager

Dates of Service: April, 2022 - February, 2023

Responsibilities: Data center supply chain manager

Other business experience in the past three years:

Employer: Square

Title: Material Program Manager

Dates of Service: February, 2021 - February, 2022

Responsibilities: Material program manager for the US square business.

Other business experience in the past three years:

Employer: L3 Harris

Title: Supply Chain Manager

Dates of Service: June, 2020 - February, 2021

Responsibilities: Supply chain manager for aerospace business

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

N/A

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, CrowdNote, and Units of Membership Interest. As part of the Regulation Crowdfunding raise, the Company will be offering up to 301,462 of Units of Membership Interest.

SAFE

The security will convert into if there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $3,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into if there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

CrowdNote

The security will convert into Preferred ownership interest and the terms of the CrowdNote are outlined below:

Amount outstanding: $67,301.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Qualified Equity Financing or Corporate Transaction

Material Rights

There are no material rights associated with CrowdNote.

Units of Membership Interest

The amount of security authorized is 2,800,000 with a total of 2,191,084 outstanding.

Voting Rights

Please see the voting rights of Units sold in this offering below in further detail.

Material Rights

Please refer to the Company's Operating Agreement attached as Exhibit F to this offering document for further details.

A Member may voluntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company upon at least five (5) days' prior written notice to the Manager and the

Company; provided that, any interests in the Company acquired in reliance on Regulation Crowdfunding may not be transferred by any purchaser of such interests during the one-year period beginning when the interests were issued in a transaction, unless such interests are transferred: (a) to the Company; or (b) to an accredited investor; or (c) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser or to a trust created for the benefit of a family member of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance.

Units of equity interest in the Company are defined as "Membership Interest".

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Members admitted as a result of the Company's crowdfunding efforts shall be required to provide a proxy coupled with an interest to the Manager (such proxies transferred to the Founding Members pro rata in case the Manager resigns) for all their voting rights and must agree to do so as a condition for their participation in the crowdfunding event. The proxies may be voted in support or opposition to any issue up for Member's vote in a manner as the Manager deems fit at the Manager's sole discretion. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO" or "Manager"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Units of Membership Interest or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Units of Membership Interest.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Units in the amount of up to $550,697.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational vehicle rooftop solar panel or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our vehicle rooftop solar panel kit. Delays or cost overruns in the development of our vrehicle rooftop solar panel kit and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Units of Membership Interest that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits EV Solar Kits LLC was formed on 08-10-2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any units once our manager determines that we are financially able to do so. EV Solar Kits, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that rooftop solar panel kits for vehicles is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were organized under the laws of Texas on August 10, 2021. Accordingly, we have a very limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. We expect to rely on other companies to manufacture completed solar kits that we will distribute to our customers While we currently do not have an agreement in place with a manufacturer, we expect to depend on various suppliers to meet our product demand. Our ability to meet product demand may be adversely affected if our manufacturing partners do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacturing to do not provide adequate completed products, which must meet required specifications to meet our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers of solar kits. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Steele Wasik and Jonathan Roklen who are Co- Founder, Majority Owner, CEO and Director of Supply Chain of the Company, respectively. The Company has or intends to enter into employment agreements with Steele Wasik and Jonathan Roklen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Steele Wasik and Jonathan Roklen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. We rely on various intellectual property rights, including patents in order to operate our business. uch intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time- consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Steele Wasik and Jonathan Roklen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Steele Wasik and Jonathan Roklen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID- 19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted. We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations. Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID- 19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as plastic packaging materials provided by third-party suppliers. We expect to buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations. Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. Future product recalls or safety concerns could adversely impact our results of operations. We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Trade Commission and Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products. The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations. Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses. Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict. We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications. Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations. We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue. We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations. If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products. In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading- edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties. We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance. Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability. Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations. Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues. The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment. To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue. Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve. We currently obtain components from single or limited sources and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. No Guarantee of Return on Investment There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. The terms of this Offering have been arbitrarily determined. If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay. The Chief Executive does not currently receive a salary for his role with the company. EV Solar Kits is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of EV Solar Kits does not currently receive a salary for his work. Although he is the principal security holder of the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. To counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of up to $120,000 annually moving forward dependent on the following company benchmarks being met including the Company is looking to raise our goal of approximately $1,000,000 to be able to start our vendor selection and manufacturing process and be able to produce the 176 pre-orders that customers have currently signed up for. Until we raise that amount and start production, we won't be able to have a full-time CEO. The Chief Executive Officer currently has multiple roles. The Company's CEO also works as a Supply Chain Manager for Amazon. While the founder and CEO have dedicated over 20 hours a week at the business and treated this business as a top priority during the initial launch of the company, the capital needs of the business have necessitated splitting time and continuing to generate side income to afford living expenses. The CEO has done this through his role at Amazon which requires 40 hours a week. A successful capital raise would allow the business to expand and allow the CEO to focus on securing manufacturing contracts with vendors and transition to a full-time role when the contracts have been finalized.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 26, 2024.

EV Solar Kits LLC

By /s/ Jonathan Roklen

Name: EV Solar Kits LLC

Title: Manager

Exhibit A

FINANCIAL STATEMENTS



EV SOLAR KITS LLC
A Texas Limited Liability Company

Financial Statements and
Independent Accountants' Review Report

December 31, 2021

EV SOLAR KITS LLC

Period Ended December 31, 2021

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of EV Solar Kits LLC
Austin, Texas

We have reviewed the accompanying financial statements of EV Solar Kits LLC ("the Company") (a Texas limited liability company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations and members' equity, and cash flows for the period from August 10, 2021 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a not commenced principal operations and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of EV Solar Kits LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
July 24, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

EV SOLAR KITS LLC
BALANCE SHEET

As of December 31, 2021 (unaudited)

Assets

		2021
Current assets		
Cash and cash equivalents	$	-
Total assets	$	-

Liabilities and Members' Equity (Deficit)

Current liabilities		
Accounts payable	$	-
Total liabilities		-
Members' Equity		
Member contributions		1,000
Accumulated deficit		(1,000)
Total members' equity		-
Total liabilities and members' equity	$	-

See independent auditors' report and accompanying notes to the financial statements.

- 2 -

EV SOLAR KITS LLC
STATEMENT OF OPERATIONS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

	2021
Sales	$ -
Cost of sales	-
Gross profit	-
Operating expenses	
Start-up costs	1,000
Total operating expenses	1,000
Operating income (loss)	(1,000)
Net income (loss)	$ (1,000)

See independent auditors' report and accompanying notes to the financial statements.

- 3 -

EV SOLAR KITS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

	Contributions from Members'	Accumulated Earnings (Deficit)	Total
Balance, August 10, 2021 (inception)	$ -	$ -	$ -
Capital Contributions	1,000	-	1,000
Net income (loss)	-	(1,000)	(1,000)
Balance, December 31, 2021	$ 1,000	$ (1,000)	$ -

EV SOLAR KITS LLC
STATEMENT OF CASH FLOWS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

	2021
Cash flows from operating activities	
Net income (loss)	$ (1,000)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Stock-based compensation	-
Net cash provided by (used in) operating activities	(1,000)
Cash flows from investing activities	
Purchase of property and equipment	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities	
Contributions from members'	1,000
Net cash provided by (used in) financing activities	1,000
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -

See independent auditors' report and accompanying notes to the financial statements.

- 6 -

EV SOLAR KITS LLC
NOTES TO THE FINANCIAL STATEMENTS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies –

This summary of significant accounting policies of EV Solar Kits LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

EV Solar Kits LLC is a limited liability company organized August 10, 2021 under the laws of the State of Texas, and is headquartered in Austin, Texas. The Company intends to design and sell portable solar charging kits for electric vehicles based on its patent-pending proprietary design.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible. The Company has no accounts receivable as of December 31, 2021.

Income Taxes

The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of Florida. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of raw materials and finished products. The company records impairment reserves against inventory balances as deemed necessary. There were no inventory balances on hand as of December 31, 2021.

EV SOLAR KITS LLC
NOTES TO THE FINANCIAL STATEMENTS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all equipment. There was no property and equipment owned by the Company as of December 31, 2021.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $0 for the period ended December 31, 2021.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

    I.   Identify the contract with a customer
    II.   Identify the performance obligations in the contract
    III.   Determine the transaction price
    IV.   Allocate the transaction price to the performance obligations in the contract
    V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is expected to consist of retail sales of charging kits. Revenue is recognized when the items are delivered to customers. Revenue is presented net of returns and discounts.

For the period ended December 31, 2021, the Company had not generated any revenue yet.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

EV SOLAR KITS LLC
NOTES TO THE FINANCIAL STATEMENTS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has no operating capital and has not yet commenced its principal operations as of December 31, 2021 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Members' Equity

The Company's two founding members were granted an aggregate 1,000 option to purchase membership units with a cashless exercise provision, which vest ratably over a 24-month period beginning in September 2021. The options were attributed nominal value.

During the period ended December 31, 2021, the Company's CEO paid $1,000 in startup and organizational costs, which is considered an opening contribution to the Company.

Note 4 – Risks and Uncertainties

The Company's future business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, severe inflation, rising supply chain and logistical costs, or changes in consumer taste and preference. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

EV SOLAR KITS LLC
NOTES TO THE FINANCIAL STATEMENTS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

Note 5 – Subsequent Events

The Company has evaluated events through July 24, 2022, the date these financial statements were available to be issued, identifying the following events for disclosure:

During March 2022, the Company amended its operating agreement with the following provisions:
The Company's aggregate 1,000 outstanding options were exchanged for 1,000 units to the Company's two founders. One of the members was also granted the option for an additional 5% of outstanding units (initially 50 units) upon the execution of a full-time employment agreement with the Company, which will be offered when mutually agreed-upon by both parties.

Future issuance of units via investment or reallocation will be split based on the following: the first 15% will come directly from the membership units of the Company's CEO. After the first 15%, reallocation or issuance for new investment will be split ratably among all members.

The Company will split the initial profit share between its two members on a 75%/25% split for a period of two years from September 21, 2021 through September 21, 2023. After the profit sharing period ends, all profits will be shared ratably based on ownership percentages.

During April 2022, the Company issued an aggregate $120,000 in SAFE agreements with a $2 million post-money valuation cap, which will automatically convert to equity upon a qualified financing event with a conversion price to be determined upon the event.

During the third quarter of 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.



EV Solar Kits LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: EV Solar Kits LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 16, 2024

EV SOLAR KITS LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	97,028	143,969
Other Receivable	1,560	1,560
Total Current Assets	98,588	145,529
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	98,588	145,529
LIABILITIES AND EQUITY		
Current Liabilities:		
AMEX business card	-	9,606
Deferred Income - Customer Deposits	113,905	134,521
Total Current Liabilities	113,905	144,127
Non-Current Liabilities:		
Convertible Notes Payable	196,301	130,000
Total Non-Current Liabilities	196,301	130,000
TOTAL LIABILITIES	310,206	274,127
EQUITY		
Capital Contribution	14,000	14,000
Accumulated Deficit	(225,618)	(142,598)
Total Equity	(211,618)	(128,598)
TOTAL LIABILITIES AND EQUITY	98,588	145,529

EV SOLAR KITS LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
Payroll Expenses	32,015	47,500
Marketing Expenses	97	4,870
Overhead Expenses	50,909	$ 90,228
Total Operating Expenses	*83,020*	*142,598*
Operating Income (loss)	**(83,020)**	**(142,598)**
Other Income:		
Other Income	-	-
Total Other Income	-	-
Other Expense:		
Other Expense		
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(83,020)	(142,598)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(83,020)**	**(142,598)**

EV SOLAR KITS LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(83,020)	(142,598)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
AMEX business card	(9,606)	9,606
Deferred Income - Customer Deposits	(20,616)	134,521
Other Receivable	-	(1,560)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(30,222)	142,567
Net Cash provided by (used in) Operating Activities	(113,242)	(31)
INVESTING ACTIVITIES		
Equipment		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions		14,000
Convertible Notes Payable	66,301	130,000
Net Cash provided by (used in) Financing Activities	66,301	144,000
Cash at the beginning of period	143,969	-
Net Cash increase (decrease) for period	(46,941)	143,969
Cash at end of period	97,028	143,969

EV SOLAR KITS LLC STATEMENT OF CHANGES IN MEMBER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	-			-
Capital Contributions	14,000			14,000
Net Income (Loss)	-		(142,598)	(142,598)
Ending Balance 12/31/2022	*14,000*	*-*	*(142,598)*	*(128,598)*
Capital Contributions	-	-	-	-
Net Income (Loss)	-	-	(83,020)	(83,020)
Prior Period Adjustment				-
Ending Balance 12/31/2023	*14,000*	*-*	*(225,618)*	*(211,618)*

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

EV Solar Kits LLC ("the Company") was formed in Texas on August 10th, 2021. The Company plans to earn revenue by engineering and manufacturing a product called "EV Solar Kits" that combine solar panels and batteries/inverters to charge electric vehicles. The Company's headquarters is in Austin, Texas. The Company's customers will be located in the United States and around the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $143,969 and $97,028 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

No Accounts Receivable recorded as of December 31, 2022 and December 31, 2023, respectively.

The Company had "Other receivable" of $1,560 consists of an over-refunded transaction to a customer paid thru Paypal account.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

No property and equipment recorded as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Payroll Expense

Payroll Expense consists of payroll and related expenses for employees and independent contractors.

Marketing Expense

Marketing Expense associated with advertising and marketing the Company's products and services are expensed as costs are incurred.

General Overhead Expenses

General Overhead Expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, bank service charges (Stripe fee, Paypal fee and the like) and other miscellaneous expenses.

Income Taxes

Due to loss, no provision for income tax is recognized on the Statement of Operations for December 31, 2022 and December 31, 2023 respectively.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In finalizing the Bill Of Materials, the product cost came out to be greater than the old pre-order cost listed on the Company's website. The Company would expect to refund or be at cost or lose slightly when the Company will start its first manufacturing batch.

NOTE 5 – LIABILITIES AND DEBT

Deferred Income - Customer Deposits

Customer Deposits consist of pre-order payments from customers, received from Stripe, Paypal, Wix and Novo bank.

Customer	As of December 2022	Collections	Refunds	As of December 2023
AL	1,238.35			1,238.35
AK	1,718.20			1,718.20
AM	2,603.35			2,603.35
BC	1,238.35		-1,238.35	-
BC	1,338.35		-1,338.35	-
BH	2,603.35			2,603.35
BK	2,058.20		-2,058.20	-
BR	1,818.20			1,818.20
BJ	1,238.35			1,238.35
BS	2,603.35			2,603.35
BL	1,238.35		-1,238.35	-
BP	1,953.35			1,953.35
BK	2,603.35			2,603.35
CP	1,629.00		-1,629.00	-
CG	-15			-15
CC	2,898.00			2,898.00
CH	1,303.35			1,303.35
CM	5,783.20		-5,783.20	-
CO	-15			-15
DB	1,898.00			1,898.00
DC	1,798.00			1,798.00
DA	2,603.35			2,603.35
DK	2,358.20			2,358.20
DW	1,238.35			1,238.35
DL	1,303.35			1,303.35
DR	57.32			57.32
DR	2,603.35			2,603.35
EV	1,998.00			1,998.00

Customer	As of December 2022	Collections	Refunds	As of December 2023
EL	91.35			91.35
EM	1,338.35		-1,338.35	-
GT	2,603.35			2,603.35
GK	1,238.35			1,238.35
GW	1,238.35		-1,238.35	-
HH	1,238.35			1,238.35
HS	1,238.35			1,238.35
IA	1,238.35		-1,238.35	-
JF	1,238.35			1,238.35
JD	2,603.35			2,603.35
JP	1,238.35			1,238.35
JF	1,338.35			1,338.35
JS	1,238.35		-1,238.35	-
JW	1,628.35			1,628.35
JR	2,603.35			2,603.35
JS	1,303.35			1,303.35
JO	1,238.35			1,238.35
JP	1,403.35		-1,353.88	49.47
JM	-15			-15
LN	1,238.35			1,238.35
LK	2,603.35			2,603.35
LT	1,238.35		-1,238.35	-
MV	1,638.20			1,638.20
MB	1,238.35			1,238.35
MF	1,303.35			1,303.35
ND	1,638.20			1,638.20
NF	1,898.00			1,898.00
NG	1,303.35			1,303.35
NP	2,398.00			2,398.00
OS	1,628.35			1,628.35
PB	1,238.35			1,238.35
RH	1,558.20		-1,558.20	-
RC	1,238.35		-1,238.35	-
RL	1,558.20		-1,503.33	54.87

Customer	As of December 2022	Collections	Refunds	As of December 2023
RR	1,303.35			1,303.35
R	1,738.20			1,738.20
Rs	-15			-15
SK	1,898.00			1,898.00
SM	1,303.35			1,303.35
SB	3,898.00			3,898.00
Sp	80.16			80.16
SG	1,238.35			1,238.35
T	2,199.00			2,199.00
TS	2,703.35			2,703.35
TU	1,238.35			1,238.35
TO	1,798.00			1,798.00
TH	1,628.35			1,628.35
TY	1,238.35			1,238.35
TS	2,703.35		-2,703.35	-
VK	2,398.00		-2,313.82	84.18
VD	1,338.35			1,338.35
WB	1,238.35			1,238.35
WK	1,238.35			1,238.35
ZN	1,898.00			1,898.00
BN		2,038.20		2,038.20
CS		2,038.20	-2,038.20	-
HM		2,498.00		2,498.00
SK		2,598.00		2,598.00
SS		2,498.00		2,498.00
Total	**134,521.03**	**11,670.4**	**-32,286.33**	**113,905.10**

Convertible Notes Payable

Convertible Notes Payable consist of crowd and SAFE notes.

Crowd note - the Company has entered into an agreement for the purposes of funding operations. The terms were presented on the Microventures platform and had the following characteristics: The "Valuation Cap" is $3 million and the "Discount" is 20%. The "Offering End Deadline" was on March 6, 2023.

Simple Agreements for Future Equity (SAFE) note - During the period ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a "Post-Money Valuation Cap" at [$2,000,000] and [$3,000,000] for one investor.

List of investors:

Investor	Type	As of December 31, 2023	As of December 31, 2022
Amar Amin	SAFE note	$20,000.00	$20,000.00
Steven Ryan Hart	SAFE note	$20,000.00	$20,000.00
Namit Kedia	SAFE note	$20,000.00	$20,000.00
Bharat Baste	SAFE note	$20,000.00	$20,000.00
Christine Woods	SAFE note	$20,000.00	$20,000.00
Jason Hom	SAFE note	$20,000.00	$20,000.00
Tyler Dean	SAFE note	$10,000.00	$10,000.00
MicroVenture Marketplace Inc. / Tyler Gray	Crowd note	$66,301.00	-
		$196,301.00	**$130,000.00**

If the notes are converted to equity, the following would be the equity capitalization;

<u>Capitalization table</u>

	Formation	Pre-seed 1	Pre-seed 2	Post Transfer	
Steele Wasik	80.00%	68.70%	66.10%	26.10%	Founder
Jonathan Roklen	20.00%	25.00%	25.00%	65.00%	Founder
Amar Amin		1.00%	1.00%	1.00%	safe note
Steve Hart		1.00%	1.00%	1.00%	safe note
Jason Hom		1.00%	1.00%	1.00%	safe note
Bharat Baste		1.00%	1.00%	1.00%	safe note
Namit Kedia		1.00%	1.00%	1.00%	safe note
Christine Woodhouse		1.00%	1.00%	1.00%	safe note
Tyler Dean		0.33%	0.33%	0.33%	safe note
MicroVentures /Tyler Gray			2.58%	2.58%	Crowd note
Total	100%	100%	100%	100%	

Post transfer means the change in capitalization percentages due to the resignation of Steele Wasik as manager of the Company in August 2023.

NOTE 6 – EQUITY

The Company had an initial capital contribution of $14,000 since inception contributed by Steele Wasik and Jonathan Roklen . To date, Jonathan Roklen is the assigned manager responsible for business operations of the company. No dividends paid since the inception.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 16, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Jonathan Roklen, Principal Executive Officer of EV Solar Kits LLC, hereby certify that the financial statements of EV Solar Kits LLC included in this Report are true and complete in all material respects.

Jonathan Roklen

Manager